EXHIBIT (D)

                                 FORM OF
                          EMPLOYMENT AGREEMENT
                                 [DATE]


      THIS AGREEMENT is by and between HIA, INC., a New York
corporation, located at 4275 Forest Street, Denver Colorado 80216, hereinafter referred to as "Corporation," and -------------------------
-
----, SSN --------------------------, hereinafter referred to as
"Employee."

      The Employee desires to be an employee of the Corporation, and the
Corporation desires to employ the Employee under the terms of this Agreement. The Employee and the Corporation desire to set forth their respective rights, obligations and duties in this Agreement.

     Therefore, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

                            ARTICLE 1

              EMPLOYMENT DUTIES AND RESPONSIBILITIES

      Section 1.1 Employment. The Corporation hereby agrees to continue to employ the Employee as a Director of the Corporation and other such officerships, duties and responsibilities as a majority of the Board of Directors might direct. However, these officerships, duties and responsibilities shall not be reduced below the level of officership the Employee holds at the signing of this Agreement with the Corporation and its subsidiaries. The Employee accepts such employment and agrees to abide by the Articles of Incorporation, Bylaws and decisions of the Board of Directors of the Corporation with respect to all matters not conflicting with the terms of this Agreement.

     Section 1.2 Director of the Corporation. The Employee shall, as elected, serve as a Director of the Corporation. Employee shall continue to serve as a Director of the Corporation until such a time his shares of Stock in HIA, Inc., are completely paid for by the Corporation according to Section 3.7 Purchase of Terminated Employee's Stock, of this agreement, or for five years after termination, whichever is longer.

      Section 1.3 Duties and Responsibilities. The Employee is employed pursuant to the terms of this Agreement and agrees to devote all time and energies necessary to perform his duties under this Agreement. The Employee shall perform such duties as may be determined and assigned to him by the Board of Directors of the Corporation.

     Section 1.4 Working Facilities. The Employee shall be furnished with facilities and services suitable to the position and adequate for the performance of the duties of the Employee under this agreement.


     Section 1.5 Expenses. The Employee is authorized to incur reasonable expenses for promoting the business of the Corporation, including expenses for entertainment, travel and similar items. The Corporation will reimburse the Employee for all such expenses upon the presentation by the Employee, from time to time, of an itemized account of such expenditures.

                             ARTICLE II

                           COMPENSATION

      Section 2.1 Basic Salary. The Corporation shall pay to the Employee a Basic Salary of -------------- dollars ($-----------) per year beginning -------------, which shall be payable in installments twice monthly during the term of this agreement.

      As Chairman of the Board, Employee's Salary will be increased $-- ------ per annum on top of the Basic Salary stated above.

     The Basic Salary amount shall be adjusted for raises in salary by action of the Board of Directors, and by compliance with the terms of Article II, Section 2.2 Required Salary Increases of this Agreement.

Section 2.2 Required Salary Increases. On ----------- and on each successive December first date until the expiration of this Agreement, Employee's salary shall be increased in a minimum amount equal to five percent (5%) of the annual salary then in effect for the Employee. In addition to the five (5%) increase referenced above, the Employee's salary shall be further increased by a percentage equal to any cost of living increases for the preceding twelve month period (in no case will the Employee's
Salary be decreased because the Cost of Living Index decreases).
 This component of salary increase (over and above the 5% increase) shall be calculated by multiplying the percentage increases in the cost of living by the annual salary then in effect for the Employee. The percentage increase in the cost of living shall be computed by reference to the Consumer Price Index-Seasonally Adjusted United States - City Average for all items for all Urban Consumers published monthly in the "Monthly Labor Review" of the Bureau of Labor Statistics of the United States Department of Labor ("CPI-U"). If the CPI-U is discontinued, the "Consumer Price Index-Seasonally Adjusted US City Average for All Items for Urban Wage Earners and Clerical Workers (1967=100), "published monthly in the monthly" Labor Review" by the Bureau of Labor Statistics of the United States Department of Labor (CPI-W), shall be used for computing this component of salary increases. If the CPS-W is discontinued, comparable statistics on the purchasing power of the Consumer Dollar published by the Bureau of Labor Statistics of the United States Department of Labor shall be used for making this computation. If the Bureau of Labor Statistics shall no longer maintain statistics on the purchasing power of the consumer dollar, comparable statistics published by a reasonable financial periodical or recognized authority selected by the Employee shall be used for making this cost of living computation.

     Section  2.3   Directors Compensation.


     A Director's Compensation beginning ninety (90) days after his termination as a full time employee, shall be 33% of his salary prior to termination and a 3.5% Cash Bonus as outlined in Section 2.4 Bonus and Travel Incentives. The Corporation will continue Health and Disability insurance coverages at no cost to the Director. The Board of Directors shall meet once per calendar quarter or as determined by a majority of the then present Board. The Corporation shall reimburse all reasonable expenses connected with traveling to and attending the Board of Directors Meetings.

     However, if a Director goes into direct competition with the Corporation, this would be cause for immediate dismissal from the Board of Directors without further Director's compensation.

     Section 2.4 Bonus and Travel Incentives. Effective ---------- -----, Employee will be eligible to receive a Cash Bonus from Corporation based on the following criteria:

     A. Cash Bonus period will begin 12/1 of each year and end 11/30 of the succeeding year to coincide with Corporation's fiscal year.

     B. Cash Bonus will be calculated as 7-1/2% of net pre-tax income of Corporation, its subsidiaries and branches. Cash Bonus base will be calculated before defined contribution plan(s) contributions by the Corporation.

     C. Cash Bonus will be paid in cash or Check as directed by Employee.

     D. The Cash Bonus will be paid no sooner than 15 days after the Cash Bonus amount is determined to be correct by the auditors and not later than 60 days after this audit.

     E. Applicable Employee withholding taxes will be deducted from the Cash Bonus.

     F. In case of voluntary or involuntary termination, Cash Bonus will be prorated after final audit according to days of service as compared to a total of 365 days per year.

     G. As an incentive for executives to take time away from the business, an annual Travel Allowance will be paid to Employee during December of each year of -------------- dollars ($---------). Normal withholding taxes will be deducted from this amount.

     Section 2.5 Profit Sharing/Retirement Plans. In addition to the remuneration provided hereinabove, and except as otherwise specifically provided elsewhere in this Agreement, Employee shall be entitled to participate fully in any and all Corporation profit sharing and/or retirement plans, protective insurance coverage, holidays and other fringe benefits in accordance with the Corporation's health and disability compensation plans and policies for salaried employees as the same are from time to time amended. In the event termination of Employee's employment occurs, pursuant to Section 3.3 hereof (Termination by the Employee Without Cause), employee's participation in retirement plans, protective health and life insurance coverage shall be provided at the Corporation's cost according to Section 1.2 and 2.3.


      Section 2.6 Automobile. In addition to the remuneration provided hereinabove, the Corporation shall acquire for the Employee an automobile for the exclusive use of Employee. Said automobile shall be provided at a cost to the Corporation of not more than ------------- dollars ($-------) per month (for --------) lease or installment payments. This lease or installment amount may be adjusted upward by six (6%) percent per year to cover the inflation of the cost of automobiles. The Corporation shall pay all reasonable or necessary operating and maintenance expenses pertaining to the automobile, including but not limited to, such automobile insurance coverage, with said companies, in such amounts and such terms, conditions as shall be acceptable to the Employee. The Corporation shall pay such expenses either by reimbursement to the Employee for out-of-pocket costs or by direct third party payment, in any such case, however, only upon presentation to the Corporation of an itemized accounting of such expenses. Upon termination of Employee, the automobile will be sold to Employee free of encumbrances for twenty-five percent (25%) of the automobile's adjusted present dealer's blue book value.

                          ARTICLE III
            TERM OF EMPLOYMENT AND TERMINATION

     Section 3.1 Term. This Agreement shall be for a period of five (5) years, commencing on its effective date ------------- and ending ----------, subject, however, to termination during such period as provided in this Agreement.

     This Agreement shall be renewed automatically for succeeding periods of one year on the same terms and conditions as contained in this Agreement unless the Employee shall, at least 30 days prior to the expiration of any one year period, give written notice of the intention not to renew this Agreement.

     Section 3.2 Termination by the Corporation Without Cause. The Board of Directors, without cause, may terminate this Agreement at any time upon 30 days' written notice to the Employee. In such event, the Employee shall be paid the compensation set forth herein and be provided the benefits set forth herein for the remainder of the five-year term (from the date of termination to --------------).

     Section 3.3 Termination by the Employee Without Cause. The Employee, without cause, may terminate this Agreement upon 30 days' written notice to the Corporation. In such event, the Employee shall continue to render the services required under this Agreement and shall be paid the compensation set forth in this Agreement up to the date of the termination. If this Agreement is terminated by the action of the Employee under the terms herein provided or if Employee's employment is not renewed on mutually acceptable terms and conditions on or before the expiration date of this agreement, Employee shall be entitled to severance pay equal to a minimum of six months salary at the rate in effect as of the date of termination, and the payment thereof, less such amounts as are required by law to be withheld and deducted, shall be paid over three equal monthly installments to Employee with final payment within three months of termination.

     Section 3.4 Termination With Cause. The Board of Directors of the Corporation may terminate the Employee at any time without notice by reason of misconduct as an Employee of the Corporation. For purposes of this Agreement, "misconduct" includes, but is not limited to, fraudulent activities, knowingly misappropriating funds or property of the Corporation, dishonesty, willful neglect, misfeasance, and criminal acts. Misconduct shall be determined in good faith by the Corporation, and may be the subject of review through the arbitration provisions provided for in Article V of this Agreement.


     Section 3.5 Termination Upon Death of Employee. In addition to any other provision relating to termination, this Agreement is terminated in the event of the Employee's death. In this case all provisions of Section 2.4, 2.6, 2.6, 3.3 (as pertains to Severance Pay) and 3.7 of this Agreement will apply to his estate. All compensation and other benefits provided for herein, shall in the event of Employee's death, be paid and provided to Employee's Wife, ------------ --, or to any person or persons designated in writing by Employee at a later date as the beneficiary thereof, but in the event Employee fails to so designate a beneficiary, and his designated beneficiary is deceased, then to Employee's estate.

Section  3.6   Termination Upon Sale or Dissolutions of
Business.

The Board of Directors may terminate this Agreement upon 10 days' notice to the Employee upon any of the following events:

     A. The sale by the Corporation of substantially all of its assets to a single purchaser or to a group of associated purchasers;

     B. The sale, exchange, or other disposition in one transaction, of two-thirds of the outstanding corporate shares of HIA, Inc.;

     C. A bona fide decision by the Shareholders of HIA, Inc., to terminate the operations of the Corporation and liquidate its assets; or

     D. The merger or consolidation of the Corporation in a transaction in which the Shareholders of HIA, Inc., receive less than 50% of the outstanding voting shares of the new or continuing company.

     In the event of any termination under this Section 3.6, the Employee shall be paid the compensation set forth herein and be provided the benefits set forth herein for one year from the date of such event.

     Section 3.7 Purchase of Terminated Employer's Stock. In the event of any termination of this Agreement, the Corporation agrees to purchase any and all stock interest in HIA, Inc., held by Employee.
The purchase price for each of the shares purchased from terminated Employee/Shareholder shall be the greater of the book value of such shares, plus the per share net profit average over the last three years prior to termination, or the fair market value of such shares as shall be determined by Employee/Shareholder and the Corporation. If the Corporation and the Employee/Shareholder fail to agree upon the fair market value of each of the shares, then the value of such shares shall be determined by arbitration in accordance with the arbitration procedures set forth herein.

     The following terms shall apply to the purchase and sale of any shares of stock of HIA, Inc., stock pursuant to this Section:

      A. Downpayment. 33% of the purchase price shall be paid by the Corporation in cash to the terminating Employee/Shareholder within ten days of said termination.

      B. Payment of Balance. The balance of the purchase price shall be paid by the Corporation to the Employee/Shareholder in eight (8) consecutive quarterly installments of principal and interest, the first installment to be due ninety days after the date of downpayment.

      C. Promissory Note. This obligation shall be evidenced by a negotiable promissory note to the order of the terminating
Employee/Shareholder providing for:

            i. Interest at the rate of 10% per year on the unpaid balance;
            ii.  The right of prepayment without penalty;
            iii. Default and acceleration of entire unpaid balance in
                 the event of failure to pay principal and interest for more than 30 days after the due date.


                            ARTICLE IV
                       DISABILITY AND ILLNESS

Section  4.1  Disability and Salary Continuation.

     A. Definition of Disability. For purrposes of this Agreement, the terms "totally disabled," "disabled" and "disability" shall mean continuous disability as defined in, and for the period necessary to qualify for, benefits under any disability income insurance policies paid for by the Corporation on the life of the Employee.

     If no disability insurance is in effect on the life of the Employee, the terms "totally disabled," "disabled" and "disability" shall mean continuous disability which prevents the Employee from performing his normal duties in the Corporation pursuant to this Agreement as shall be determined by two physicians, one designated by the Corporation and the other by the disabled Employee. If these two physicians cannot agree on whether the Employee is disabled within the meaning of this Section, they shall appoint a third physician and the opinion of the majority shall be final, binding and conclusive. The cost of all examining physicians shall be a cost to the Corporation and not to the Employee.

     B. Salary Continuation. If the Employee becomes totally disabled during the term of this Agreement, his full salary shall be continued for a period of time not to exceed 24 consecutive months or for the period of time for which he remains totally disabled, whichever is shorter.

     If the Corporation pays premiums on a disability income insurance policy on the life of the Employee, then any proceeds paid to the Employee by reason of disability under such disability income insurance policy shall be offset against salary continuation payments due from the Corporation.

     After 24 months of continued disability, the Employee shall be considered voluntarily terminated as per Section 3.3 Termination by Employee Without Cause.


                              ARTICLE V
                              ARBITRATION

     Section 5.1 Agreement to Arbitrate Disputes. The parties agree to submit all claims, disputes and other controversies between them arising out of this Agreement or the employment arrangement contemplated to arbitration in accordance with the provisions below and the Colorado Uniform Arbitration Act of 1975 or any amendments thereto applicable upon the date of initiation of arbitration proceedings.

     Section 5.2 Initiation of Arbitration. Arbitration pursuant to this Agreement may be initiated by either party upon written demand, mailed certified mail, return receipt requested, to the other party. Such demand shall briefly set forth the nature of the claim, dispute or controversy and the relief requested. The party upon whom a demand for arbitration has been made may, in writing and within twenty (20) days following receipt of the demand, set forth any counter-demand he or it may have against the other party. Such counter-demand shall likewise briefly set forth the nature of the claim, dispute or controversy and the relief requested and be mailed to the other party by certified mail, return receipt requested. Neither party shall be required to make a written answer to any demand or counter-demand.

     Section 5.3 Appointment of Arbitrator(s). Within thirty (30) days following the date upon which the arbitration demand was mailed to the other party, the Corporation and the Employee shall jointly appoint an arbitrator agreeable to both of them.

     If the Corporation and the Employee cannot agree upon an arbitrator mutually acceptable to them, each party shall designate an arbitrator and the two arbitrators so selected shall, within thirty
(30) days following the date upon which the last of the arbitrators is selected, designate a third arbitrator. All three arbitrators shall be present at all hearings and participate in deliberations, but the decision of the majority of the arbitrators will be final and binding.

     Section 5.4 Place of Hearings. Arbitration hearings shall be conducted at a place mutually agreeable to the parties and the arbitrators at Denver, Colorado, unless the parties and the arbitrators otherwise mutually select a different place for the hearings or any portion of the hearings.

     Section 5.5 Attendance at Hearings. Arbitration hearings shall be scheduled by the arbitrator(s) at the earliest date mutually convenient to the arbitrators and the parties. Notice of such hearing dates shall be given in writing by certified mail, return receipt requested, to each party. Arbitration hearings may proceed in the absence of any party if notice of the proceedings has been given to such party.

     Section 5.6 Awards. The arbitrator(s) shall make his or their award in writing and within thirty (30) days after completion of the arbitration hearings. Copies of the award shall be mailed to each of the parties and their attorneys, if any, by certified mail, return receipt requested.

     The award entered by the arbitrator(s) shall be final and binding upon the parties to the extent and in the manner provided by the Colorado Uniform Arbitration Act of 1975, as amended.


     Section  5.7   Venue for Court Proceedings.  Any court
proceedings relative to these arbitration provisions shall be initiated and conducted in the District Court in and for the City and County of Denver and State of Colorado.

     Section 5.8 Effect of Pendency of Arbitration Proceedings. No party shall be considered in default with respect to any obligation under the terms of this Agreement which is the subject matter of any pending arbitration proceedings but the pendency of such proceedings shall not otherwise affect the other rights and obligations of the parties to this Agreement.

      Section 5.9 Exception. This Article shall not apply with respect to any action which the Corporation may wish to take pursuant to
Article V of this Agreement.

                              ARTICLE VI
                           GENERAL MATTERS

      Section 6.1 Colorado Law. This Agreement shall be governed by the laws of the State of Colorado and shall be construed in accordance therewith.

      Section 6.2 No Waiver. No provision of this Agreement may be waived except by an agreement in writing signed by the waiving party.
 A waiver of any term or provision shall not be construed as a waiver of any other term or provision.

      Section 6.3 Amendment. This Agreement may be amended, altered or revoked at any time, in whole or in part, by filing with this Agreement a written instrument setting forth such changes, signed by all of the parties.

      Section 6.4 Effect of Agreement. The terms of this Agreement shall be binding upon and inure to the benefit of the Employee and the Corporation and their heirs, personal representatives, successors and assigns to the extent that any such benefits survive or may be assigned under the terms of this agreement.

      Section 6.5 Construction. Throughout this Agreement the singular shall include the plural, and the plural shall include the singular, and the masculine and neuter shall include the feminine, wherever the context so requires.

      Section 6.6 Text to Control. The headings of articles and sections are included solely for the convenience of reference. If any conflict between any heading and the text of this Agreement exists, the test shall control.

      Section 6.7 Severability. If any provision of this Agreement is declared by any court of competent jurisdiction to be invalid for any reason, such invalidity shall not affect the remaining provisions. On the contrary, such remaining provisions shall be fully severable, and this Agreement shall be construed and enforced as if such invalid provisions never had been inserted in the Agreement.


      Section 6.8 Stock Redemption Agreement. Notwithstanding anything to the contrary contained in this Agreement, any Stock
Redemption Agreement between the Employee and the Corporation shall control wherever applicable.

The effective date of this Agreement shall be -----------------.

The parties have executed this Agreement on this ----- day of ---- -----------, -----------.

CORPORATION/EMPLOYER
HIA Inc.


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EMPLOYEE:


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